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                        CONSENT OF INDEPENDENT AUDITORS


     We consent to the reference to our firm under the caption "Experts" and to the use of our reports on (i) the consolidated financial statements of Bally's Park Place, Inc. dated February 19, 1993, except for the "Summary of significant accounting policies" and "Subsequent events" notes as to which the date is June 16, 1993 and (ii) the financial statement schedules for the years ended December 31, 1992, 1991 and 1990 dated February 19, 1993, all included in the Amendment No. 2 to Registration Statement on Form S-1 (No. 33-51765) and related Prospectus of Bally's Park Place Funding, Inc. and Bally's Park Place, Inc. for the registration of $425 million principal amount First Mortgage Notes due 2004.


ERNST & YOUNG

Philadelphia, Pennsylvania
February 25, 1994